December 2, 2015
HERITAGE-CRYSTAL CLEAN, INC.

December 2, 2015
By EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: John Cash

Re:    Heritage-Crystal Clean, Inc.
Form 10-K for the Fiscal Year ended January 3, 2015
File No. 1-33987

Dear Mr. Cash:
I am writing you to request an extension to the deadline to submit our response to the Staff’s letter dated November 19, 2015 regarding file no. 1-33987. As you know we have responded within ten business days to the two previous Staff letters on this topic. However, we are currently dealing with several other high priority finance and accounting tasks at Heritage-Crystal Clean and having to respond within the standard ten business day time-frame would place undue hardship on our personnel. Therefore, I would like to request the Staff allow us 30 business days from the date of the most recent Staff letter (i.e. November 19th) to submit our response.
Thank you in advance for your consideration of the above request. I look forward to hearing back from you.

Kind Regards,
/s/ Mark DeVita
Mark DeVita
Chief Financial Officer